FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: May 20, 2010	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release Dated May 20, 2010

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO CLOSES CDN$137,555,000 FINANCING

Toronto, Canada – May 20, 2010 – Banro Corporation ("Banro" or the "Company") (NYSE AMEX – "BAA"; TSX – "BAA") is pleased to announce that it has closed the issuance and sale of 67,100,000 common shares of the Company at a price of CDN$2.05 per share for aggregate gross proceeds of CDN$137,555,000 (the "Offering").  The Offering was conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc. (together, the "Underwriters").  The 67,100,000 common shares issued under the Offering include 6,100,000 common shares issued and sold pursuant to the over-allotment option, which was exercised in full by the Underwriters.

The Company intends to use the net proceeds from the Offering as follows: (i) development costs of "Phase 1" of the Twangiza project; (ii) additional drilling programs at the Twangiza project and other projects; and (iii) administrative and general corporate purposes of the Company.

The Offering was made by way of a prospectus supplement dated May 12, 2010 to the Company's short form base shelf prospectus dated September 11, 2008 filed with securities regulatory authorities in all of the provinces of Canada (other than Quebec), and under the multi-jurisdictional disclosure system in the United States by way of a prospectus supplement dated May 12, 2010 to the Company's U.S. shelf registration statement and related prospectus filed with the U.S. Securities and Exchange Commission (the "SEC") on September 11, 2008.  The foregoing documents and other documents filed by the Company and referred to therein are available under the Company's profile on the SEC website at www.sec.gov and on SEDAR at www.sedar.com.  The common shares were also offered on a private placement basis in certain jurisdictions outside of Canada and the United States.

A copy of the prospectus supplement and short form base shelf prospectus filed in Canada may be obtained from either GMP Securities L.P. (fax 416-943-6134, or request a copy by telephone at 416-943-6130) or CIBC World Markets Inc. (fax 416-594-7242, or request a copy by telephone at 416-594-7270).  A copy of the prospectus supplement and shelf registration statement and related prospectus filed in the United States may be obtained from Griffiths McBurney Corp. c/o GMP Securities L.P. Attn: Equity Capital Markets, 145 King St. W., Suite 300, Toronto, Ontario, M5H 1J8, Canada (email your request to ecm@gmponline.com or fax your request to 416-943-6134), or CIBC World Markets Corp., Attn: USE Prospectus Department, 425 Lexington Avenue, 5th Floor, New York, New York 10017 (email your request to useprospectus@us.cibc.com or fax your request to 212-667-6303).

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold-belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the "DRC").  Banro is commencing construction of "Phase 1" of its Twangiza project, which is seen as the key to unlocking shareholder value by advancing the Company to gold production status and using this as a platform to develop the Company's significant gold assets in a socially and environmentally responsible manner.

The Toronto Stock Exchange and the NYSE Amex Equities have not reviewed and do not accept responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Forward-Looking Statements: Statements in this press release regarding the anticipated use of proceeds and future gold production are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including risks related to the stage of the Company's projects; market fluctuations in prices for securities of mineral resource companies such as Banro; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; political developments in the DRC; the possibility that Banro may change its plans with respect to one or more projects; and other risks and uncertainties described in the Company's registration statement, in its Annual Report on Form 40-F and Reports on Form 6-K filed with or furnished to the SEC and in its annual information form dated March 29, 2010 and filed on SEDAR.  Although the Company believes the expectations reflected in the forward-looking statements are reasonable, results may vary, and the Company cannot guarantee future results, levels of activity, performance or achievements.
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For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: +44 (0) 1959 569 237; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, Canada, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Canada, Tel: (416) 366-2221 or 1-800-714-7938.